Lanvin Group Holdings Limited

4F, 168 Jiujiang Road

Carlowitz & Co, Huangpu District

Shanghai, 200001, China

January 22, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Eranga Dias

Re:	Lanvin Group Holdings Limited (CIK No. 0001922097)

Registration Statement on Form F-3 (File No. 333-276476)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Lanvin Group Holdings Limited (the “Company”) hereby requests acceleration by the Securities and Exchange Commission of the effective date of the above-referenced Registration Statement on Form F-3, as amended (the “Registration Statement”), so that the Registration Statement may become effective at 10:00 a.m., Eastern Standard Time, on January 24, 2024, or as soon thereafter as practicable. In this regard, the Company is aware of its obligations under the Securities Act.

If you have any questions regarding this filing, please contact Howie Farn of Freshfields Bruckhaus Deringer by phone at +852 2913 2797 or via email at howie.farn@freshfields.com.

Cc:

Zhen Huang, Chairman and Director, Lanvin Group Holdings Limited

Eric Chan, Chief Executive Officer, Lanvin Group Holdings Limited

Roy Cheng, Chief Risk Officer, Lanvin Group Holdings Limited

Howie Farn, Partner, Freshfields Bruckhaus Deringer

[Signature page follows]

Very truly yours,
Lanvin Group Holdings Limited

By:	/s/ Kat Yu David Chan
Name:	Kat Yu David Chan
Title:	Chief Financial Officer

[Signature Page to Acceleration Request Letter]